UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 30 March 2020, London, UK - LSE Announcement GSK publishes Consumer Healthcare product sales category reporting changes

GSK keeps its financial reporting under regular review to ensure that it remains current and in line with both the latest regulatory requirements and developing best practice within the Pharmaceutical industry.

Consumer Healthcare product sales categories updated
Following the closing of the transaction that combined the assets of the legacy GSK Consumer Healthcare business with Pfizer consumer healthcare on 31 July 2019, GSK completed a review of the segment sales disclosures applicable to the new Consumer Healthcare Joint Venture business. A revised and more detailed disclosure of category sales will provide greater transparency to the main drivers of the Consumer Healthcare Joint Venture's performance.
Previously reported Nutrition and Skin health categories will no longer be used as a result of GSK's focus in the portfolio on core categories via targeted divestments.  Nutrition, Skin health and the category previously called "Wellness" will be replaced by four more specific categories structured around GSK's global power brand1 portfolio and closely aligned to consumer healthcare industry standard definitions:
●    Oral health (unchanged) includes the power brands Sensodyne, Parodontax and the Denture care franchise comprising approximately 85%2 of category sales. GSK leads the therapeutic Oral health segment globally3.
●    Pain relief includes the power brands Voltaren, Panadol and Advil comprising 86%2 of category sales with an additional 11% of sales from leading regional brands ('local stars'). GSK holds the global #1 position in this category4.
●    Respiratory health includes cold & flu, allergy and cough brands. Combined power brands (Theraflu and Otrivin) and 'local star' brands comprise over 70%2 of category sales. GSK holds the global #1 position in this category4.
●    Vitamins, minerals and supplements includes power brand Centrum and 'local stars' Caltrate and Emergen-C as well as smaller brands that were previously reported in the Nutrition category. Power brands and 'local stars' comprise over 70%2 of category sales and GSK holds the global #1 position in this category4.
●    Digestive health and other includes 'local star' Digestive health brands Tums, Nexium and Eno; the OTC Smokers' health franchise; small dermatology brands previously reported in Skin health; and any other products not reported elsewhere.
●    Brands divested and under review includes those brands that have been divested but remain in the comparative sales disclosures for 2019 and earlier years; previously announced divestments including the sale of the Horlicks and other family nutrition brands in India and certain other markets to Hindustan Unilever Ltd; and brands under review as part of the divestment programme announced at the time of the formation of the joint venture with Pfizer.
The revised Consumer Healthcare turnover tables below set out the new format for reporting Consumer Healthcare product sales that will be used beginning with the Q1 2020 Results Announcement and applied to the 2019 reported and pro forma Consumer Healthcare product sales.

An Excel version of this data is available on www.gsk.com.
_________________________________________________________________________________________________________________________________________________________________________________________________________________________________ _______________________________________________________________

1 GSK Consumer Healthcare has a portfolio of nine global power brands and fifteen leading regional ('local star') brands comprising over 70%2 of total sales excluding brands divested and under review.
2 Percentages are estimated based on 2019 sales of legacy GSK and Pfizer consumer healthcare brands.
3 GSK analysis based on Nielsen, IRI and Euromonitor data.
4 Nicholas Hall's DB6 Consumer Healthcare database 2018.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Brand names
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2019 and 2018 has been derived from the full Group accounts published in the Annual Report 2019.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK's reported results for 2019 include five months of results of the former Pfizer consumer healthcare business from 1 August 2019.

The Group has presented pro-forma growth rates at CER for turnover taking account of this transaction. Pro-forma growth rates are calculated for comparing reported results for the periods from 1 August 2019, calculated applying the exchange rates used in the comparative period, with the results for periods from 1 August 2018 adjusted to include the equivalent results of the former Pfizer consumer healthcare business during 2018, as consolidated (in US$) and included in Pfizer's US GAAP results.

Cautionary statement regarding pro-forma growth rates
The pro-forma growth rates at CER in the press release have been provided to illustrate the position in Q3 2019, nine months 2019, Q4 2019 and year-ended 31 December 2019 relative to the position in Q3 2018, nine months 2018, Q4 2018 and year-ended 31 December 2018 as if, for the purposes of the Q3 2018, nine months 2018, Q4 2018 and year-ended 31 December 2018, the acquisition of the Pfizer consumer healthcare business had taken place as at 31 July 2018. Accordingly, two months of results of the former Pfizer consumer healthcare business were included in Q3 2018 and nine months 2018, three months of results of the Pfizer consumer healthcare business were included in Q4 2018 and five months of results of the former Pfizer consumer healthcare business were included in the year-ended 31 December 2018. The results of the former Pfizer consumer healthcare business included for Q3 2018, nine months 2018, Q4 2018 and year-ended 31 December 2018 are as consolidated (in US$) and included in Pfizer's US GAAP results. The results for Q3 2019, nine months 2019, Q4 2019 and the year-ended 31 December 2019 used to calculate the pro-forma growth rates are as reported at CER.

The pro forma growth rates have been provided for illustrative purposes only and, by their nature, address a hypothetical situation and therefore do not represent the Group's actual growth rates. The pro-forma growth rates do not purport to represent what the Group's results of operations would have actually been if the Pfizer acquisition had been completed on the date indicated, nor do they purport to represent the results of operations at any future date. In addition, the pro-forma growth rates do not reflect the effect of anticipated synergies and efficiencies or accounting and reporting differences associated with the acquisition of the Pfizer consumer healthcare business.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Revised format for reporting Consumer Healthcare product sales The revised format for the reporting of Consumer Healthcare product sales applied to the 2019 quarterly and 2018 full year Consumer Healthcare sales is as follows:

Consumer Healthcare turnover - year ended 31 December 2019

	2019
			Reported	Pro-forma
	£m	Growth	Growth	Growth
		£%	CER%	CER%
Oral health	2,673	7	7	7
Pain relief	1,781	24	24	4
Respiratory health	1,186	9	8	(2)
Vitamins, minerals and supplements	611	>100	>100	(3)
Digestive health and other	1,646	15	13	-

	7,897	20	20	3

Brands divested and under review	1,098	-	(1)	(4)

	8,995	17	17	2

Consumer Healthcare turnover - three months ended 31 December 2019

	Q4 2019
			Reported	Pro-forma
	£m	Growth	Growth	Growth
		£%	CER%	CER%
Oral health	651	4	7	7
Pain relief	501	42	45	2
Respiratory health	354	21	22	(3)
Vitamins, minerals and supplements	332	>100	>100	(7)
Digestive health and other	473	35	38	2

	2,311	41	43	1
Brands divested and under review	260	(3)	-	(10)

	2,571	35	37	-

Consumer Healthcare turnover - nine months ended 30 September 2019

	9 months 2019
			Reported	Pro-forma
	£m	Growth	Growth	Growth
		£%	CER%	CER%
Oral health	2,022	8	6	6
Pain relief	1,280	18	17	5
Respiratory health	832	5	3	(2)
Vitamins, minerals and supplements	279	>100	>100	2
Digestive health and other	1,173	8	5	(1)

	5,586	14	12	3
Brands divested and under review	838	1	(1)	(3)

	6,424	12	10	2

Consumer Healthcare turnover - three months ended 30 September 2019

	Q3 2019
			Reported	Pro-forma
	£m	Growth	Growth	Growth
		£%	CER%	CER%
Oral health	709	14	10	10
Pain relief	526	43	40	6
Respiratory health	344	15	12	(1)
Vitamins, minerals and supplements	224	>100	>100	2
Digestive health and other	425	20	15	(3)

	2,228	33	29	4
Brands divested and under review	298	8	3	(3)

	2,526	30	25	3

Consumer Healthcare turnover - six months ended 30 June 2019

	6 months 2019
			Reported
	£m	Growth	Growth
		£%	CER%
Oral health	1,313	5	5
Pain relief	754	5	5
Respiratory health	488	(1)	(3)
Vitamins, minerals and supplements	55	2	4
Digestive health and other	748	2	1

	3,358	3	3
Brands divested and under review	540	(2)	(3)

	3,898	2	2

Consumer Healthcare turnover - three months ended 30 June 2019

	Q2 2019
			Reported
	£m	Growth	Growth
		£%	CER%
Oral health	651	7	5
Pain relief	383	11	10
Respiratory health	197	4	2
Vitamins, minerals and supplements	29	7	11
Digestive health and other	398	4	2

	1,658	7	5
Brands divested and under review	259	(5)	(7)

	1,917	5	4

Consumer Healthcare turnover - three months ended 31 March 2019

	3 months 2019
			Reported
	£m	Growth	Growth
		£%	CER%
Oral health	662	4	4
Pain relief	371	(1)	-
Respiratory health	291	(5)	(5)
Vitamins, minerals and supplements	26	(4)	(4)
Digestive health and other	350	-	-

	1,700	-	-
Brands divested and under review	281	-	1

	1,981	-	1

Consumer Healthcare turnover - twelve months ended 31 December 2018

2018
£m

Oral health	2,496
Pain relief	1,440
Respiratory health	1,085
Vitamins, minerals and supplements	103
Digestive health and other	1,435

6,559
Brands divested and under review	1,099

7,658

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 30, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc